[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

March 3, 2011

Mr. Richard Pfordte Ms. Kimberly Browning U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, NE Washington, DC 20549

RE:	Guggenheim Limited Duration Total Return Trust
(File Nos. 333-162647 & 811-22343)

Dear Sir and Madam:

Thank you for your telephonic comments received on February 24, 2011 regarding Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 filed by Guggenheim Limited Duration Total Return Trust (formerly, Guggenheim Credit Opportunities Fund) (the “Trust”) on October 29, 2010 (the “Registration Statement”). On behalf of the Trust, we have summarized your comments to the best of our understanding, below which we have provided responses to those comments.

These changes will be reflected in Pre-Effective Amendment No. 3 to the Registration Statement, which the Trust intends to file on or about March 3, 2011 and will be marked to show all changes made since the initial filing of the Registration Statement.

Comment 1	As the Trust may seek to gain exposure to credit securities through synthetic investments, please add synthetic investments to the list of credit securities in which the Trust may invest.

Response 1	The Trust has added the requested disclosure.

Comment 2
Please provide additional disclosure regarding synthetic investments, including (i) how would they be correlated and (2) what additional risks the Trust would be exposed to through synthetic investments.

Response 2	The Trust had added the requested disclosure under the headings “Investment Objective and Policies—Portfolio Contents—Synthetic Investments” and “Risks—Synthetic Investment Risk” in the Prospectus.

Securities and Exchange Commission
March 3, 2011

Comment 3	Please add disclosure regarding what features of preferred securities and convertible securities cause the Trust to treat such securities as “credit securities.”

Response 3	The Trust has added the requested disclosure under the headings “Investment Objective and Policies—Portfolio Contents—Preferred Securities” and “—Convertible Securities” in the Prospectus.

Comment 4
The Trust discloses that it may utilize financial leverage through “the issuance of senior securities representing indebtedness, including through borrowing from financial institutions or issuance of debt securities…” (emphasis added). Please confirm that there is no other form of senior securities representing indebtedness which the Trust may utilize that is not disclosed in the Prospectus.

Response 4
Pursuant to the Trust’s investment policies, the Trust may utilize financial leverage to the maximum extent permitted by the Investment Company Act of 1940, as amended (the “1940 Act”), in such forms as are permitted by the 1940 Act.  All forms of financial leverage which the Trust currently anticipates utilizing are disclosed in the Prospectus.  The Trust hereby confirms that there is no other form of senior security representing Indebtedness that the Trust currently anticipates issuing that is not disclosed in the Prospectus.

Comment 5
The Trust discloses that it may utilize financial leverage by “engaging in reverse repurchase agreements, dollar rolls and economically similar transactions…” (emphasis added). Please explain supplementally what is meant by “economically similar transactions” and whether there is a type of leveraging transaction that the Trust anticipates utilizing that is not disclosed in the Prospectus.

Response 5
The Trust hereby confirms that there is no type of leveraging transaction that the Trust currently anticipates utilizing that is not disclosed in the Prospectus.  As different transactions may have different commonly understood names within different segments of the market, the phrase “economically similar transaction” is intended to refer to transactions that currently exist or may develop that would have equivalent economic effects as those of a reverse repurchase agreement or dollar roll, but may be known primarily by a different name.

Comment 6	The Trust discloses that “The Adviser and the Sub-Adviser anticipate that the use of Financial Leverage will result in higher income to common shareholders over time.” (emphasis added). Please add

Securities and Exchange Commission
March 3, 2011

disclosure explaining that Financial Leverage may not be beneficial to common shareholders in a given shorter time horizon.

Response 6	The Trust has added the requested disclosure under the heading “Risks—Financial Leverage” in the Prospectus.

Comment 7	Revise footnote 3 to the Expense Table to clarify that the advisory fee is based on Managed Assets, while the table is calculated on the basis of net assets attributable to common shares.

Response 7	The Trust has revised footnote 3 as requested.

Comment 8	Please add disclosure, including an example, about longer term instruments that may have features that have the effect of shortening their duration.

Response 8	The Trust has added the requested disclosure.

* * *

In connection with the effectiveness of the Registration Statement, the Trust acknowledges that the disclosure included in the Registration Statement is the responsibility of the Trust. The Trust further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in reviewing the Registration Statement does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and that the Trust will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional comments or concerns, please do not hesitate to contact me at (212) 735-3406 or Kevin Hardy at (312) 407-0641.

Sincerely,

/s/ Michael K. Hoffman

Michael K. Hoffman